UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0001-34113
CUSIP NUMBER 94353G 100

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

WAVE SYNC CORP.
Full Name of Registrant

CHINA BIO-ENERGY CORP.
Former Name if Applicable

40 Wall Street, 28th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10005
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Wave Sync Corp. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 (the “Form 10-Q”) without unreasonable effort or expense because the Registrant, which has a small accounting staff, has devoted a substantial of time and effort to recent business matters affecting the Registrant and requires additional time to review and complete the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations. It is anticipated that the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date of the Form 10-Q.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinqian Zhang	(646)	512-5855
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended September 30, 2015, the Registrant wound down its business operations and became a shell company in July 2015 as a result of terminating its contractual relationship with its then existing “variable interest entity” subsidiaries. Based upon such actions, the Registrant will reflect all of its business as discontinued operations. A reasonable estimate of this item cannot be made at this time due to the Registrant's small accounting staff which, until recently, has devoted itself to the Registrant's business matters.

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WAVE SYNC CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2015	By:	/s/ Zuyue Xiang
Zuyue Xiang, Chief Executive Officer

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